WOLLMUTH MAHER & DEUTSCH LLP
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04035564

July 14, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

SEC MAIL RECEIVED JUL 15 2004 WASH, D.C.

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the LSE on July 10, 2004, and (ii) three (3) announcements released to the London Stock Exchange (the "LSE") on July 12, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

7/19

Issued: Saturday, 10 July 2004

Marks and Spencer Group plc ("Marks & Spencer")

Pension Fund Update

Marks and Spencer Group plc has asked the Trustees of the Marks & Spencer Pension Scheme about the possible impact on the pension fund of a deterioration in the creditworthiness of the employer group.

The Trustees have today responded by providing information in relation to the possible implications of such a deterioration on the investment policy of the fund. The Trustees have stated that they would be concerned as to any material weakening of the Company's covenant and have said that, in such circumstances, they would be bound to consider the adoption of a more conservative investment strategy, involving a significant shift into bonds.

The table below is an extract from information provided by the Trustees showing the potential impact of moving equities into bonds to lower the investment risk in the pension fund. The Trustees have stated that if they were to decide to change the investment strategy, they would seek to agree with the Company any consequent change in funding arrangements so that the actual funding patterns would not necessarily be the same as those shown below.

More...

Asset allocation	40% bonds 60% equities (2003 valuation)	60% bonds 40% equities	70% bonds 30% equities	80% bonds 20% equities	100% gilts
Past service deficit (after £400m lump sum)	£185m	£550m	£850m	£1,050m	£1,800m
On going contribution rate	15.8%	18%	20%	22%	28%
Annual ongoing contributions based on £500m payroll	£80m	£90m	£100m	£110m	£140m
Deficit spread over	12 years	8 years	5 years	5 or 3 years	3 years
Estimated total annual Company contributions	£105m (see note 1)	£180m	£290m	£350m or £490m	£785m

(1) *To be consistent with the rest of the table, the figure of £105m has been calculated assuming that the deficit of £185m is* spread over 12 years. The actual current funding plan agreed between the Company and the Trustees was for an initial payment of £400m, together with 9 payments of £33m a year from 2007 to 2015 to fund the remaining £185m deficit, in addition to the regular annual contribution of £80m.

PRESS ENQUIRIES

Marks & Spencer 020 7268 1919
Corporate Press Office

Tulchan 020 7353 4200
Andrew Grant
Kirstie Hamilton
Katie Macdonald-Smith

The directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their

knowledge and belief, (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

-End-

Issued : Monday, 12 July 2004

Marks and Spencer Group plc ("Marks & Spencer")
Non-Executive Directors

Marks and Spencer Group plc is pleased to announce that Anthony Habgood and Steven Holliday will be joining the Board of the Company as non-executive directors on Thursday15 July 2004.

Anthony Habgood, 57, is Chairman of Bunzl plc, a leading distribution and manufacturing company. Anthony is also a non-executive director of S V G Capital plc. He was educated at Cambridge and Carnegie Mellon Universities.

Steven Holliday, 47, is an Executive Director of National Grid Transco plc and CEO of its subsidiary, Transco. Steven was educated at Nottingham University and IMD.

Brian Baldock and Dame Stella Rimington, non-executive directors, will be leaving the Board after the AGM. Marks & Spencer wishes to record its gratitude to them both for their valuable contributions over a number of years.

Paul Myners, Chairman of Marks & Spencer said:

"We have made it clear that we wish to continue the evolution of the Board. We are delighted to welcome Tony and Steve, who bring a wealth of business experience, including supply chain management and business re-engineering. We will make further non-executive appointments in due course. The Board would like to express its appreciation to Brian and Stella for their advice and counsel during their time as non-executive directors".

For further information, please contact:
Marks & Spencer Corporate Press Office 020 7268 1919

Issued: Monday, 12 July 2004

MARKS AND SPENCER GROUP PLC
QUARTER 1 TRADING STATEMENT 2004/05

UK Trading

UK Sales (inc. VAT) for the 14 weeks ended 10th July were:

	14 weeks to 10th July % on Last Year	
	Actual	**Like-for-like**
Clothing	-0.5	
Home	-12.8	
General	-1.8	-3.7
Food	+3.9	-1.5
Total	+0.7	-2.8

Approximately 10% more clothing was put into the summer sale which started, as planned, five days earlier than last year. When adjusting for the early timing of this event, underlying clothing performance was -1.2%, showing a slight improvement to the previous quarter (-2.5%).

Food like-for-like performance was in line with the previous quarter (Q4 -1.4%), in a period when we were against particularly strong comparatives (Q1 LY +8.1%).

Plans to improve the operational performance of the business have been covered in a separate Press Release issued this morning.

Ends

For further information, please contact:

Corporate Press Office	020 7268 8642
Tony Quinlan	+44 (0)20 7268 4195
Damian Evans	+44 (0)20 7268 1563

The directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief, (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Issued: Monday 12 July 2004

Part 1 of 2

**Marks and Spencer Group plc ("Marks & Spencer" or the "Group")
Operational Review
Summary**

Stuart Rose was appointed Chief Executive of Marks & Spencer on 31st May 2004. Since then, the management team has undertaken an extensive review of operations to identify those areas of the business where performance can be improved. This analysis is continuing, but the early results of that work, together with plans for the shape of the Group and its capital structure, are covered below.

In two other Releases made today, Marks & Spencer announces Quarter 1 trading results and the appointment of two new Non-Executive Directors.

Highlights:

- Clear plans to improve the retail performance of the Group
  - Focus on core customers
  - Ensure product provides quality, style and value
  - Improve availability and range depth
  - Launch a new brand campaign
  - Strengthen the management team
  - Increase accountability
  - Remove distractions

- Gross margin benefits and cost savings totalling £250 million for 2005/06, rising to £320 million in 2006/07 (see note 1 below)

- Acquisition of the per una business and brand
  - Profits from the acquired business (last year £17 million, unaudited) will now fully accrue to Marks & Spencer
  - Consideration of £125 million

- The sale of Money and partnering with HSBC in a business joint venture to manage and grow jointly this business and share in future profits

- Return of £2.3 billion to shareholders by way of a tender offer, equivalent to £1 per share

- Property portfolio valued by DTZ at £3.6 billion, £1.4 billion above book value

Commenting on the plans, Stuart Rose, Chief Executive said:

"Marks & Spencer is a great business with a strong brand. Today's announcement sees us re-focusing on our core retail activities with an emphasis on delivering great product for our 25 million customers. The business has substantial further trading potential, which will be unlocked through a return to the core values of quality, value, service, innovation and trust. Our aim is to give Marks & Spencer back to our customers."

"We have today announced plans for substantial margin benefits, cost savings, the sale of Money together with the creation of a long-term strategic relationship with HSBC in relation to this business, the acquisition of per una and the return of £2.3 billion to our shareholders. The Board is confident that these measures, together with unlocking the retail potential of Marks & Spencer, will deliver value significantly in excess of 400p per share to our shareholders."

Note 1: Indicative benefits are stated relative to a base year of 2003/04. The benefits cannot be guaranteed and the actual outturn might be higher or lower than indicated. The benefits do not reflect any change in overall sales performance or any possible re-investment of some benefits in selling prices. This is not a profit forecast and nothing in this announcement should be taken as such.

Contact details:

Investors/analysts:

Tony Quinlan	+44 207 268 4195
Damian Evans	+44 207 268 1563
Corporate Press Office:	+44 207 268 1919

Investor / Analyst Conference call details:

This will be hosted by Stuart Rose at 16.15 (BST) on Monday 12th July.

Dial in number: +44 (0)870 242 7175
Pin Code: 190034#

A recording of this call will be available until 17.00 (BST) on Friday 16 July.

Dial in number: +44 (0)1296 618700
Pin Code: 275343

Citigroup +44 207 986 4000
Robert Swannell
Ian Hart
David James

Morgan Stanley +44 207 425 5000
Simon Robey
Brian Magnus
Mark Brooker

Cazenove +44 207 588 2828
David Mayhew
Duncan Hunter
Richard Wintour

Tulchan +44 207 353 4200
Andrew Grant
Kirstie Hamilton
Katie Macdonald-Smith

The Directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Citigroup Global Markets Limited ("Citigroup") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the matters described in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the matters described in this announcement.

Cazenove & Co. Ltd ("Cazenove"), which is regulated in the United Kingdom by the Financial Services Authority, is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the matters described in this announcement.

Marks and Spencer Group plc ("Marks & Spencer" or the "Group")
Operational Review

Stuart Rose was appointed Chief Executive of Marks & Spencer on 31st May 2004. Since then, the management team has undertaken an extensive review of operations to identify areas of the business where performance can be improved. This analysis is continuing, but the early results of that work, together with plans for the shape of the Group and its capital structure, are covered below.

Retail - Operations

As part of our review of retail operations, we have identified the following key weaknesses:

- The business has become too complicated
- The company has been too inward looking while competition has been increasing
- Competitors have been allowed to encroach on our heartland
- The stores are too cluttered
- Too many lines exist within our product offering
- There has been a lack of confidence in the Marks & Spencer brand
- Womenswear is not keeping pace with the market
- The supply chain is slow and over-committed and there is duplication in the supply base
- Costs are too high as a percentage of sales
- Lack of leadership has meant that we are not getting the best out of our people

The first six weeks

Since the end of May, we have taken the following actions:

- The management team has been strengthened by moving Maurice Helfgott back to General Merchandise with responsibility for Menswear, Childenswear and Home. Kate Bostock has re-confirmed her commitment to us and further appointments will be made in due course

- Stuart Rose has reviewed key product areas and is continuing to be closely involved with the clothing buying teams. From this Autumn, we will offer fewer lines in greater depth providing real choice. Ranges have been edited and some gaps filled. However, the real impact of these changes will not become evident until Spring 2005

- Similar actions have been taken in Food, where 500 lines have been eliminated

- We have taken action to amend our buying terms which will be effective in two stages, commencing from 1st September 2004 and 1st April 2005 (see below)

- Plans to reduce costs substantially have been put in place

- Budgeted capital expenditure for 2004/05 has been confirmed at £400 million, with an increased proportion to be invested front of house

- A new brand campaign has been planned

- Stock levels and forward commitments are being reduced. By the Autumn, total commitments should have been reduced by c.£200 million (at selling value) compared to a year ago, with further improvements to come

- Management is being simplified, cutting out unnecessary meetings, reports and paper and accountability is being improved

- The number of distracting initiatives has been reduced

Driving the Retail Business

Marks & Spencer is a great business with significant core strengths. These include a strong brand, a large customer base, leading market shares, a great store portfolio and very good people.

However, the business has lost focus:

- Each division operates as if it were a standalone business
- There are too many customer segments
- There are too many initiatives

A key priority is to make the business operate as one shop, with clear accountabilities and a focus on the product and customer.

Brand

Our brand is one of the strongest in the UK and is trusted by customers. However, it is also seen as formal, middle class and boring. Whilst there is a place for sub-brands in Marks & Spencer, where they add value and enhance the core brand, our sub-brands are seen as over-diversified and show a lack of confidence in the core brand. We are therefore undertaking a review of all of our brands.

We will launch a new brand campaign - "Your M&S" - in September to reconnect with our core customers and remind them that we sell top quality product at good prices. It will demonstrate the best about Marks & Spencer clothing: classic, stylish, superior cut, quality material and value for money. In Food, "Your M&S" is about quality, freshness, desirability and indulgence.

Customers

We have a customer base of 25 million people, with 11 million visiting our stores every week. However, because we have failed to deliver what our broader customer base wants in a consistent way, we are increasingly reliant on a smaller nucleus to drive performance.

We are confident that if the product and value equation is right, our existing customers will significantly increase spend. Longer term, we need to re-engage with occasional and younger customers.

Market Shares

Although we have seen some slippage recently, we have significant shares in the key categories of Womenswear (11%), Lingerie (26%), Menswear (10%) and Childrenswear (5%) – *source, fashiontrak*. These and other areas provide the platform for substantial future growth.

The market in which we operate has changed markedly over the past 10 years with the growth of discounters and expansion into non-food by food operators. However,

there remains a large customer base who want to buy well-made, stylish clothing offering outstanding value.

Stores

We have a great store portfolio which is profitable throughout the chain but our customers are negative about the in-store experience. Our stores are seen as hard to shop and customers complain of a lack of orientation and of being overwhelmed by quantity. Wide ranges are not seen as presenting real choice. Improving the in-store customer experience is a key priority using co-ordinated advertising, improved windows, layouts and point of sale material. This approach has contributed to a strong performance in our new stores in Swansea and Speke.

We will use the best lessons from these stores and incorporate them in our plans to revitalise the store portfolio. We will also increase our presence in out of town locations.

People

Our people are motivated and skilled. However, they have lacked clear direction and focus. They want to be part of a successful Marks & Spencer and they are a vital part of making Marks & Spencer successful again.

Quality, Value, Service, Innovation and Trust

Our plans will give Marks & Spencer back to its customers by addressing:

- How we will better serve our existing customers and then attract new ones
- How we will compete in town, out of town, at home and overseas; and
- How we will return to the core values of Quality, Value, Service, Innovation and Trust

Quality is about great standards consistently delivered. At the macro level, it is about brand perception and store experience. At the garment level, it is about feel and weight of fabric, care and durability, style, fit and value.

Value is a function of quality, price and, in clothing, style. We will do more to demonstrate value especially at opening price points.

Service is about clear ranging and choice, consistent sizing policy, availability, clear labelling and knowledgeable service.

Marks & Spencer has a great record of **innovation** and we will introduce new features, benefits and products that customers really want.

- **Trust** remains the cornerstone. We insist that our goods are made by people working in safe and fair conditions and consider the environmental impact of everything we do.

Implementation

We have a three year plan to substantially strengthen performance. Our key priorities in the current financial year and the next two years are as follows:

2004/05: Focus on re-establishing basic retail standards and satisfying our core customers

2005/06: Drive substantial improvements in product, service, store layout and supply chain

2006/07: Broaden our appeal to a wider UK customer base and build our successful international franchise business

1. Focus on the core

Our immediate priority is to focus the business on the basics of retailing, delivering great product at excellent value for money. We will concentrate on our core ranges and our successful sub-brands including per una, Blue Harbour and Simply Food. However, we have stopped a number of activities which were diverting resources from the core business.

- We have reviewed the strategic projects inherited by the new management team and will focus on just 10 key projects

- The Marks & Spencer Lifestore in Gateshead will be closed by the end of January. Kingston, a much smaller unit, which is a satellite of the main store, will open as a Home store. Thurrock has been cancelled

- The roll-out of Simply Food stores with lower projected financial returns has been stopped

The successful elements of the Simply Food programme will continue as we look to make our outstanding range of food accessible to a wider audience. The best returns are generated by stores which take over £3 million p.a. and are well away from another Marks & Spencer store.

2. Better Product

We will re-focus on offering high quality, stylish clothing to our core customers. Autumn clothing ranges are largely bought, but looking beyond this, we will have fewer lines with ranges bought in greater depth.

Prices will be sharpened with clear emphasis on our "good, better, best" pricing architecture. An immediate priority will be to fill gaps in our ranges.

In Home, the core strengths of bath, bed, cookware, kitchenware and glass have been neglected. We will therefore shift the emphasis of our ranges back to good value product in these core areas. Re-establishing these basics is expected to deliver annual benefits of c.£20 million compared to 2004/05.

In Food, we have excellent quality product but the business has become over complicated with too many sub-brands and product proliferation. We have cut 500 lines and we will concentrate on our core strengths of quality and real innovation.

3. Improve Buying Margins, Supply Chain Efficiency and Stock Commitment

We will deliver operational improvements to our sourcing and supply chain over time, to match the best of our peers.

- We have renegotiated our supplier terms. These revised arrangements are expected to deliver annual buying improvements of some £140 million by 2006/07

- Our supply chain, although highly developed, is slow and over-committed. However, considerable savings can be achieved through being more responsive to sales. Benefits will flow from lower stock levels, a reduced catalogue and tighter operation of the supply chain. We therefore believe we can reduce annual supply chain costs by £35 million by 2006/07

- Discipline around buying and stock commitment needs strengthening. In recent years, we have seen a significant increase in markdowns, from 3% of sales in 1995/96 to almost 7% in 2003/04. Although some of this increase is due to a more aggressive and competitive retail environment, we believe that it can be reduced by improved catalogue management. Strong controls and working practices, including the focus on detail which used to be such a strong part of the organisation, have been reintroduced. In addition, we will buy narrower and deeper. These steps are being taken with a view to delivering annual markdown benefits of c.£40 million by 2006/07.

- The levels of waste in Food are too high. The cost of food waste has increased from 1.7% in 1995/96 to almost 2.5% by 2003/04. This has been driven, in part, by catalogue proliferation which we are taking action to reduce, with over 500 lines eliminated to date. We expect reduction in food waste to deliver an annual cost saving of c.£10 million by 2006/07.

4. Deliver better customer service, communication and stores

Our focus on getting back to the basics of retail will also encompass delivering fully co-ordinated external advertising, store window displays and in-store décor. We are also working to improve stock accuracy and therefore better availability for our customers.

In 2005/06, we will commence a programme to modernise existing space which will be delivered at substantially lower cost than previously planned and within an annual capital spend budget of c.£400 million. Within this budget, we will also open more

stores on retail parks. The trial stores in Speke and Swansea are performing well, delivering clothing sales densities significantly higher than High Street stores of similar size.

5. Reduce Operating Costs

We are implementing plans to tighten non-merchandise expenditure which are expected to deliver annual savings of c.£50 million by 2006/07.

We are also implementing the redundancy programme and the removal of approximately 650 positions, which excludes the Marks & Spencer Money savings. The programme as a whole should deliver annual savings of £45 million by 2006/07, again taking into account the sale of the Money business.

Financial Benefits

In summary, gross margin and cost initiatives are expected to deliver benefits (using 2003/04 as a base), estimated to be:

	05/06 vs. 03/04 £'million	06/07 vs. 03/04 £'million
Gross margin/supply chain:		
Amendment to supplier terms	120	140
Supply chain	15	35
Reduce clothing markdowns	40	40
Lower food waste	10	10
Operating cost:		
Savings on non-merchandise procurement	30	50
Central cost (roles) cuts	35	45
Total benefits	**250**	**320**

Indicative benefits are stated relative to a base year of 2003/04. The benefits cannot be guaranteed and the actual outturn might be higher or lower than indicated. The above table does not reflect any change in overall sales performance or any possible re-investment of some benefits in selling prices. This is not a profit forecast and nothing in this announcement should be taken as such.
One-off operating costs in 2005/06 of achieving these savings are estimated to be c.£5 million, with c.£15 million included in the 2004/05 cost guidance (appendix 1). In addition to the provision for redundancy costs of £22.5 million which was made in the 2003/04 accounts, other exceptional costs are estimated to be c. £40 million, spread over the 3 years 2004/05 to 2006/07.

The table above relates only to margin benefits and cost savings with reference to a 2003/04 base. It therefore does not include the benefit of the plans for Home, targeted to deliver an additional contribution of £20 million compared to 2004/5, or from the acquisition of the per una business (PBT of £17 million based on the last per una accounts (unaudited)).

In addition, the financial benefits set out above take no account of any benefits from the action we are taking to establish a platform to grow like-for-like sales by delivering the right products more efficiently to our customers.

Guidance had previously been given for 2004/05 and, to aid clarity, margin and cost information has now been revised to incorporate the part year benefit of these initiatives and other relevant factors. This revised guidance is noted in Appendix 1 of this Release.

The Shape of the Group

per una

per una is a £250 million turnover business for Marks & Spencer. We are delighted to announce that we have today entered into an agreement for the purchase of the per una business. Under the terms of the agreement we will be entitled to acquire per una for £125 million plus up to £2 million net assets and interim trading. Profit before tax (adjusted to reflect George Davies' ongoing remuneration from completion) attributable to the per una business for the year to March 2004 was £17 million (unaudited). This arrangement will give us complete control of the per una brand and business. George Davies will remain as Chief Executive of the per una business for a term of at least 2 years and continue to be responsible for the per una range.

The agreement is conditional, inter alia, on

- there having been no change of control of Marks & Spencer
- Marks & Spencer receiving any necessary competition approvals
- George Davies receiving any necessary tax clearances in respect of a pre-sale restructuring

Marks & Spencer and George Davies also confirm that the supply and pre-emption agreements entered into in April 2001 include a change of control clause giving George Davies the option to terminate the existing arrangements and leave ownership of per una and the right to sell the per una brand or products to a third party with George Davies.

International

Our overseas franchise business, where we have 155 outlets in 26 countries, has been a success and we will continue to rollout this formula. We have significant demand from franchise partners to extend further in existing territories and also in new ones.

Marks & Spencer Money

Marks & Spencer Money, our financial services business, is an important partner to the retail business. Having been established in 1985, the business has become a significant provider of financial services. Following the successful launch of the

"&more" card last year, it is now one of the top 10 providers of credit cards in the UK and has built a strong platform for future growth.

We are delighted to be partnering with HSBC in a business joint venture to manage and grow jointly Marks & Spencer Money. As part of the agreement, HSBC will acquire Marks & Spencer Money for a consideration of £762 million. In addition, the Group will retain £60 million of net assets held in Marks & Spencer Insurance. This represents a premium of £224 million over net asset value. HSBC will also assume or repay net debt, which stood at £1,240 million as at 3 April 2004, as part of the transaction. Marks & Spencer and HSBC will also enter into an agreement under which Marks & Spencer will receive (i) a 50 per cent. share of the profits after tax of the business, after deducting operating and capital costs on an agreed basis, and (ii) incentive payments based on product sales.

The agreement brings together two powerful businesses which share a commitment to outstanding customer care. Following establishment of the business joint venture, we will be able to focus on our retail activities whilst continuing to benefit from the future growth and profitability of the financial services business. Marks & Spencer Money's position will be enhanced by financial and operational benefits resulting from HSBC's lower funding costs and expertise in consumer finance and other retail financial services. Together, we and HSBC will also increase the effectiveness of customer marketing, the "&more" loyalty programme and extend product choice for our customers.

Marks & Spencer Money will continue to operate under the Marks & Spencer brand and be managed jointly, with an Executive Committee comprising equal representation from HSBC and us. The relationship agreement between the partners gives each party certain termination rights after 10 years. The transaction should be completed by the end of 2004 and is subject to customary regulatory approvals. In certain circumstances, this transaction may be subject to Marks & Spencer shareholder approval.

Last year, Marks & Spencer's financial services business generated operating profits of £109 million, excluding £59 million costs associated with the launch of the "&more" credit card. As at 3 April 2004, the business had net assets of £598 million.

Return of Value

Our balance sheet remains strong, underpinned by our property portfolio. The Board has set its financial strategy to support the operational requirements of the retail business while ensuring an efficient capital structure.

We are proposing to return £2.3 billion to shareholders in September by way of a tender offer available to all eligible shareholders. The tender range will be set in the light of market conditions at the end of next month.

The return will be financed by the sale of Marks & Spencer Money and the repayment of inter-company loans, existing resources and new bank facilities. We expect to retain investment grade credit ratings following the return. The Board will continue to review the balance sheet with a commitment to maintaining an efficient capital structure and use future surplus cash flows to pursue a share buy-back programme.

Our commitment to retaining a strong balance sheet, which is supported by the strong unencumbered property portfolio, together with an investment grade credit rating gives us confidence that no material change should be required to the rate of contribution to the UK defined benefit pension scheme.

Property

Marks & Spencer has an exceptional property portfolio with stores in some of the best retail locations in the UK. Of our 375 stores (12.6 million sq.ft), c.80% of the footage is freehold, long leasehold or mixed tenure.

We commissioned DTZ, an external valuer, to produce a valuation on an existing use value basis for Marks & Spencer's operational stores and other properties and a market value basis for non-operational properties. The property portfolio has been valued at approximately £3.6 billion. This compares to a current net book value for the total property portfolio of £2.2 billion, giving a surplus over net book value of approximately £1.4 billion. Further information including the DTZ valuation report is included in Appendix 2 to this announcement.

Appendix 1

Revised Margin and Cost Guidance for 2004/05

Guidance for 2004/05 was given at the time of our Quarter 4 Trading Statement in April and again when the Preliminary Results were issued in May.

This guidance on margins and costs has been amended, principally to reflect the part year impact of the initiatives and actions announced today.

- The planned opening of new footage, plus the annualisation of footage opened in 2003/04, will add c.2% new space to Clothing and c.5% to Food, on a weighted average basis.

- We anticipate full-year improvements in the General Merchandise bought-in margin of c.1.4% points. In addition, the Food bought-in margin will improve by c.0.15 % points. For the first-half year, the General Merchandise bought-in margin will improve by c.0.5% whilst Food will be level.

- Details relating to buying savings announced in this release for the year 2005/06 and beyond replace any previous guidance on the Clothing bought-in margin for these years.

- UK retailing operating costs, including logistics, but excluding any accrual for performance related bonuses, are budgeted to increase by c.3.4%. The increase in the first half will be c.3%.

- If performance proves to be in line with business plans agreed by the Board, a bonus provision will be made. Guidance, reporting the impact on operating costs, will be given at the appropriate time.

Appendix 2 presented in Part 2 of this Announceme

Issued: Monday 12 July 2004

Part 2 of 2

Marks and Spencer Group plc ("Marks & Spencer" or the "Group")
Operational Review

Appendix 2

We commissioned DTZ, an external valuer, to produce a valuation on an existing use value basis for Marks & Spencer's operational stores and other properties and a market value basis for non-operational properties. The property portfolio has been valued at approximately £3.6 billion. This compares to a current net book value for the total property portfolio of £2.2 billion, giving a surplus over net book value of approximately £1.4 billion.

It is not our intention to dispose of the property portfolio. However, the estimated amount of tax on chargeable gains that would be payable on the portfolio if it were sold at a value of £3.6 billion is approximately £230 million. The calculation relates only to the tax on potential gains.

DTZ Valuation Report

9 July 2004

The Directors
Marks and Spencer Group p.l.c.
35 North Wharf Road
LONDON
W2 1NW

Gentlemen

Valuation of a property portfolio held by Marks and Spencer Group p.l.c.

1 Introduction

In accordance with instructions, dated 9 July 2004, received from Marks and Spencer Group p.l.c. (the "Company"), with the exceptions of 11 properties we have inspected the 92 freehold or heritable, 331 leasehold and 67 part freehold/part leasehold properties (the "Properties") that are owned by the Company, in order to advise you of our opinion of the value of the interests held by the Company in each of the Properties at 9 July 2004. The bases of valuation we have adopted are referred to in Section 6 of this report.

The majority of the Properties are occupied by the Company for the purpose of its business, although parts of certain of the owner-occupied properties have been let to third parties. Two of the Properties are held as investments, 29 of the Properties are surplus to the Company's requirements and 459 of the Properties are occupied by the Company.

2 Inspections

With the exception of 11 of the Properties, which we have not inspected, the Properties were subject to internal and external inspections during June and July 2004. Our internal inspections for the purposes of this valuation were generally in respect of only the trading floors of the owner occupied properties.

We did not undertake inspections of 11 of the Properties (all of which are recent acquisitions) for the purposes of this Valuation Report due to the late identification of these properties to us by the Company. However, we are familiar with the locations of these properties and have relied on information provided to us by the Company concerning the characteristics of these properties.

3 Purpose of the valuations and compliance with the City Code on Takeovers and Mergers and the Appraisal and Valuation Standards

We understand that the valuations are for the addressees use only, including for use in connection with a potential offer for the Company. We also understand that, subject to the provisions of item 10 of this valuation report (the "Valuation Report") our Valuation Report may be included in certain press announcements to be made by the Company. We have prepared the valuations and the Valuation Report firstly, in accordance with relevant requirements of the City Code on Takeovers and Mergers and secondly, in accordance with the appropriate sections of the current Practice Statements ("PS") and United Kingdom Practice Statements ("UKPS") contained in the RICS Appraisal and Valuation Standards, 5th Edition (the "Red Book").

In accordance with your instructions relating to the commercial sensitivity of publishing individual property values, descriptions, tenure details and addresses, we have not included such information within the Valuation Report.

The valuation instruction is for a purpose included in the definition of Regulated Purpose Valuations as referred to in UKPS 5 of the Red Book and, therefore, in accordance with UKPS 5.4 we have made certain disclosures in connection with this valuation instruction and our relationship with the Company. These are included in item 5 below.

4 Status of valuer and conflicts of interest

We confirm that we have undertaken the valuations acting as external valuers as defined in the Glossary of the Red Book, qualified for the purpose of the valuations.

We have existing fee earning relationships with certain of the Company's landlords in respect of 41 of the Properties. We have made the Company aware of our existing instructions on the relevant Properties and have made our existing clients aware of this instruction and have received the necessary confirmations that we may proceed with the valuation on behalf of the Company.

5 Disclosures required under the provisions of UKPS 5.4

5.1 Name of signatory

We have not provided valuation reports to the Company for the same purpose as this Valuation Report. However, we have undertaken valuations of the Company's Properties for other purposes since 2000, and the signatories of these reports have been Robert Peto (2000), Gillian Rushmore and Mark Williams (2001, 2002, 2003).

5.2 DTZ's relationship with the Company

DTZ Debenham Tie Leung provides and has provided valuations of the Company's occupational and investment properties and valued in the past 60 of the Company's stores in connection with the securitisation of the relevant interests therein. In addition, DTZ Debenham Tie Leung has provided ad hoc property advice in connection with various aspects of the Company's property portfolio

5.3 Fee income from the Company

DTZ Debenham Tie Leung is a wholly owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2004, the proportion of total fees payable by Marks and Spencer p.l.c. to the total fee income of the Group was less than 5 per cent.

6 Bases of valuation

6.1 Properties occupied by the Company - Existing Use Value

The value of each of the Properties occupied by the Company has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards. In particular, we have assessed the Existing Use Value of the properties in owner occupation in accordance with UKPS 1.3. Under these provisions "Existing Use Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses and any other characteristics of the property that would cause its Market Value to differ from that needed to replace the remaining service potential at least cost".

In undertaking our valuations on the basis of Existing Use Value, we have applied the interpretive commentary of Market Value, which has been settled by the International Valuation Standards Committee and which is included in PS 3.2, together with the supplementary commentary which is included in items 2 – 5 of UKPS 1.3.

Where the Company is in occupation of the Properties, or part(s) thereof, the Existing Use Value of each of the Properties reflects full vacant possession of all elements that are occupied by the Company. Where part(s) of Properties otherwise occupied by the Company are subject to leases granted by the Company to third parties, these leased parts have been taken into account and they have been valued on the basis of Market Value, as defined below in 6.3.

Where we consider it to be appropriate, we have undertaken our existing use valuations of certain of the Properties as fully equipped operational entities having regard to trading potential.

In accordance with the commentary to UKPS 1.3 where we consider certain of the Properties have a higher value due to their potential to be divided into smaller units for the existing use, this has been reflected in our valuation of the relevant Properties. For this purpose we have relied on cost estimates provided by the Company's quantity surveyors, as described in Section 8.9 of this Valuation Report

6.2 Existing Use Value based on a Special Assumption

A special assumption is referred to in the Glossary in the Red Book as an assumption that either requires a valuation to be based on facts that differ materially from those that exist at the date of valuation or is one that a prospective purchaser (excluding a purchaser with a special interest) could not reasonably be expected to make at the date of valuation, having regard to prevailing market circumstances ("Special Assumption").

In accordance with your instructions, we have undertaken our existing use valuation of one store (amounting to approximately 0.2% of the total portfolio value) on a Special Assumption that the Company has good freehold title to the entirety of that store at the date of valuation.

6.3 Properties held as investments and properties surplus to the Company's requirements - Market Value

The value of each of the Properties that are either held as investments or are surplus to the Company's requirements has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards. In particular, we have assessed Market Value in

accordance with PS 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the interpretive commentary which has been settled by the International Valuation Standards Committee and which is included in PS 3.2. The RICS considers that the application of the Market Value definition provides the same result as Open Market Value, a basis of value supported by previous editions of the Red Book.

The properties held as investments form part of larger centres with the remainder of the centres being occupied and traded as a Marks & Spencer store. The Market Values we have attributed to the freehold interest in the properties reflect the fact that the Marks & Spencer stores are continuing to trade as such at the date of the valuation and that the stores produce no income, or give rise to any irrecoverable outgoings, for the purchaser of the freehold interest of each of the properties. In arriving at our opinion of the Market Values we have made an Assumption that the properties would be capable of sale independently of the Marks & Spencer store without any onerous conditions or restrictions.

6.4 Taxation and costs

We have not made any adjustments to reflect any liability to taxation that may arise on disposals, nor for any costs associated with disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance or lottery funding that may arise on disposals.

The Existing Use Value or Market Value, which we have attributed to each of the Properties, reflects the price we consider a purchaser would pay the vendor for each of the Properties, in accordance with the bases of value defined above (ie our opinion of the consideration that would appear in the hypothetical sale and purchase contract).

In calculating the Market Values of the investment properties and the properties that are surplus to the Company's requirements, we have made deductions to reflect purchasers' normal acquisition costs. In calculating the Existing Use Values of the owner-occupied properties we have made deductions to reflect purchasers' normal acquisition costs where appropriate.

We have checked the postcode of each of the Properties against the Inland Revenue "Stamp Taxes - Disadvantaged Areas Postcode Search" web page and www.easyconvey.co.uk which confirm that certain of the Properties fall within an area designated as a disadvantaged area under The Stamp Duty (Disadvantaged Areas) (Application of Exemptions) Regulations 2003. As such these properties are not subject to stamp duty on sale and our valuations reflect stamp duty at a zero rate. Your solicitors have confirmed that our analysis is correct in the majority of cases. However, in respect of a number of the Properties, which account for approximately 9% of the total portfolio value, your solicitors have not been able to confirm that in their opinion, our analysis is correct. We recommend that your solicitors should be asked to investigate further in due course so that they can confirm whether or not the exemptions are applicable at the valuation date. Should our Assumptions in this respect be incorrect then we reserve the right to amend our valuations accordingly. It should be noted that the stamp duty exemption on some properties could be liable for withdrawal at any time.

The valuations included in this Valuation Report are net of value added tax at the prevailing rate.

6.5 Amethyst Properties

In assessing the Existing Use Value of those of the Properties owned by Amethyst Leasing (Properties) Limited, a subsidiary of the Company, the inter-company lease between Amethyst and the Company has been disregarded.

6.6 Diamond Properties

The Company occupy certain of the Properties under leases expiring on 31 March 2027. The rents are subject to fixed annual increases from 29 September 2002. There are two clusters of break option dates. Firstly, on 31 March 2006, 31 March 2007 and 31 March 2008 and secondly, on 31 March 2011, 31 March 2012 and 31 March 2013. By serving a surrender notice not less than six months prior to the relevant option date, the Company may surrender certain leases. In relation to the first and fourth option dates, the number of properties is limited so that the combined rental obligations of such properties do not exceed 5% of the aggregate of the initial passing rents, as adjusted for the fixed rental up-lifts. If, on these dates, the full percentage figure is not claimed, a maximum of 1% can be carried forward and added to allowable percentages at subsequent option dates within each cluster.

The condition relating to the percentage of the aggregate of the initial passing rents, as adjusted for fixed rental up-lifts, means that the break options relate to the Diamond properties as whole and therefore the break options have been disregarded for the purpose of assessing the Existing Use Value of individual properties.

6.7 Freehold and leasehold apportionments

Certain of the Properties are mixed tenure and therefore held on a part freehold/part leasehold basis.

In respect of these mixed tenure properties, where it is our opinion that the various interests in the adjoining parts of each property would be most likely to be lotted together in the event of a sale, we have also attributed a single capital value to the combined interests. However, in respect of each mixed tenure property, we have also undertaken a notional apportionment of the Existing Use Value and the Market Value between the various freehold and leasehold property interests identified and the aggregate of these amounts are included within the totals referred to in item 9 of this Valuation Report.

6.8 Individual properties

Our capital valuations under both bases of valuation relate to each of the Properties on an individual basis and you should note that there could be addition to, or reduction in, the aggregate of those individual values if all the Properties were to be included in a single sale or if certain of the Properties were to be sold in groups.

7 Currency

Our valuations of the Properties in the Republic of Ireland have been included in this Valuation Report in £ sterling, based on an exchange rate of £1 = €1.49582 as at 9 July 2004.

8 Assumptions and sources of information

An Assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information. Where appropriate, the Company has undertaken its own enquiries and with the exception of the Special Assumption referred to in Section 6.2 has confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then the value of the Properties could vary from the valuations in this Valuation Report. The Assumptions we have made for the purposes of our valuations are referred to below:-

8.1 Title

We have not had access to the title deeds of any of the Properties. However, in respect of the Properties owned by Amethyst and also the properties known as the Amethyst reserve properties,

we have reviewed Certificates of Title dated 29 November 2001 prepared by the Company's legal advisors. Save as disclosed in the Certificates of Title and unless specifically advised to the contrary by the Company or its legal advisors, we have made an Assumption that the Company is possessed of good and marketable freehold, heritable and/or leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. No account has been taken of any mortgages, standard securities, debentures or other security which may exist over any of the Properties.

8.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the Properties, but condition surveys have not been undertaken for the purposes of these valuations, nor have woodwork or other parts of the structures which are covered, unexposed or inaccessible, been inspected. Therefore, we are unable to report that the Properties are structurally sound or free from any defects. We have made an Assumption that the Properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction of any of the Properties or in any alterations, and therefore we cannot confirm that the Properties are free from risk in this regard.

We have been advised however that the Company commissioned an assessment of whether high alumina cement ("HAC") was used in the construction of any of their properties, or any extensions thereto, in 1993. This was undertaken by a number of structural consultants, co-ordinated by the Company's consulting engineers. A desk top appraisal of structural record drawings was undertaken to determine the construction at each store. Any stores that contained HAC or had sections of floors where the records were not clear, were physically inspected, with the removal of ceiling and other finishes as appropriate, in order to determine their condition.

In 1993, only nine stores were found to contain HAC. This was found in pre-cast concrete floor planks. No significant problems or defects were noted and they concluded in 1993 that these elements were adequate for their purpose. A further inspection of two of the stores was undertaken by the Company's consulting engineers in October 2001 and update reports were provided to the Company in November 2001. In both cases, the Company's consulting engineers advised that there was no evidence of any deterioration in the HAC in either store and they expressed the opinion that "providing any water leakage is attended to as soon as possible and the general environment and loading is not significantly altered, then the existing HAC construction should remain adequate for the remaining life of the building".

The Company's consulting engineers also recommended that periodic inspections of the relevant areas of the construction should be undertaken at not more than 10 year intervals.

With regard to the presence of chlorides or other deleterious materials, the Company's consulting engineers have advised us that from their knowledge of working on the Company's projects over the last 30 years, additives were generally not used in construction. The only concern would be with those stores which have wholly in-situ concrete frames and floors, of which there are relatively few, and these are all generally of an age prior to the use of such additives. Their view is that they would expect the presence of such materials to be readily visible by the cracking, crazing and spalling of the concrete. This type of problem would be apparent when the buildings are generally surveyed. They can confirm that, from their considerable experience in dealing with the stores, they have no records of any such defects.

We have relied upon and reflected the advice of the Company's consulting engineers referred to above in undertaking our valuations of each of the Properties.

For the purposes of these valuations, we have made an Assumption that any further investigations would not reveal the presence of any deleterious materials in any adverse condition, save as referred to above.

The Company has advised us that in 2003 Crossways Environmental Services Limited inspected those of the Properties which are under the Company's control in connection with the Control of Asbestos at Work Regulations 2002, in order to identify where asbestos was present and also to advise whether the asbestos should be removed from any of the Properties in order to comply with the 2002 Regulations. The Company has advised that in each case where Crossways Environmental Services Limited identified the presence of asbestos and advised that it should be removed, the category A works involving the removal of asbestos will be undertaken within the two year time period as set out in the legislation. The Company's quantity surveyors have advised us of the costs involved in undertaking the works to remove asbestos and we have reflected them in our valuations. Asbestos is still present in a number of the Properties, where Crossways Environmental Services Limited advised removal was not required in order to comply with the 2002 Regulations. In respect of these properties, if our Existing Use Valuations reflect the potential for the store to be divided into smaller units for retail use, the cost of asbestos removal has been included in the conversion cost estimates provided by the Company's quantity surveyors, as referred to in Section 8.9 of this Valuation Report.

No mining, geological or other investigations have been undertaken to certify that the sites are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the Properties are sufficient to support the buildings constructed, (or to be constructed) thereon. We have also made an Assumption that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. However, we have made an Assumption that all services are functioning satisfactorily.

We do not have the architectural and engineering advice required to undertake a detailed analysis of the different ways in which the Properties could be developed or their structural suitability for different developments. Accordingly, our valuations of certain of the Properties are based on Assumptions as to their suitability for the development reflected in our valuations.

In general, our valuations include the Company's fitting out work such as shop fronts, suspended ceilings, floor and wall finishes and electrical wiring and items of plant and machinery normally regarded as forming part of the building service installations such as lifts, escalators, central heating and air-conditioning installations.

With the exceptions of those of the Properties we have valued as fully equipped operational entities having regard to trading potential, our valuations do not include process plant or installations associated with telephones, computers or trade shop fitting.

No account has been taken in any of our valuations of any goodwill that may arise from the current occupation of the Properties.

It is a condition of DTZ Debenham Tie Leung Limited or any related company or any of our qualified employees, providing advice and opinions as to value, that the client and/or third parties (whether notified to them or not) accept that the Valuation Report in no way relates to, or gives warranties as to the condition of the structure, foundations, soil and services of any of the properties.

8.3 Environmental matters

We have made enquiries of the Company in the past, in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of any of the sites and any adjoining sites. We have also reviewed copies of environmental reports prepared by WSP Environmental Ltd in 2001 in respect of those Properties owned by Amethyst and the Amethyst reserve properties and prepared by White Young Green Environmental in 2003 in respect of nine of the warehouse properties. We have made an Assumption that the information and opinions we have been given are complete and correct. As agreed, we have not made any enquiries of the environmental authorities.

Our enquiries and inspections and the environmental reports referred to above have provided no evidence that there is a significant risk of contamination in respect of any of the Properties that is sufficient to affect value. Accordingly, you have instructed us to make an Assumption that no contamination or other adverse environmental matters exist in relation to the Properties sufficient to affect value. Other than as referred to above, we have not made any investigations to establish whether there is any contamination or potential for contamination to the Properties.

Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken by us. If it is subsequently established that contamination exists at any of the Properties or on any neighbouring land, or that the premises have been or are being put to any contaminative use then this might reduce the values now reported.

8.4 Areas

With the exceptions referred to below, the valuations in this Valuation Report are based on floor areas that have been measured and calculated by either one of the Company's property advisers or by Plowman Craven & Associates. We have made an Assumption that the floor areas were measured and calculated in accordance with the RICS Code of Measuring Practice (the "Code") for each of the Properties. The exceptions are in respect of those of the Properties acquired since 31 March 2001. We have measured certain of these properties on site or by scaling from floor plans provided by the Company or its advisers and have calculated the floor areas in accordance with the Code. The Company has provided us with the floor areas of the remaining properties. We have made an Assumption that these areas have been calculated in accordance with the Code.

8.5 Statutory requirements and planning

For the purposes of this valuation we have not made enquiries of the relevant planning authorities in whose areas the Properties lie as to the possibility of highway proposals, comprehensive development schemes and other ancillary planning matters that could affect property values. Neither have we made enquiries of the relevant authorities as to the likelihood of obtaining such planning consents and Building Regulations approvals as would be required for any development of, or other alterations to, certain of the Properties that are reflected in our valuations.

Save as disclosed in the Certificates of Title in respect of the Amethyst properties and unless otherwise advised by the Company, we have made an Assumption that the buildings have been constructed in full compliance with valid town planning and building regulations approvals, that where necessary they have the benefit of current Fire Certificates, and that the Properties are not subject to any outstanding statutory notices as to their construction, use or occupation. Unless our enquiries have revealed the contrary, we have made a further Assumption that the existing uses of the Properties are duly authorised or established and that no adverse planning conditions or restrictions apply.

No allowances have been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and we have made an Assumption that the Properties comply with all relevant statutory requirements.

We would draw your attention to the fact that employees of town planning departments now always give information on the basis that it should not be relied upon and that formal searches should be made if more certain information is required. We assume that, if you should need to rely upon the information given about town planning matters, your solicitors would be instructed to institute such formal searches.

8.6 Leasing

We have read copy headleases in respect of certain of the Properties. Where we have not read copy headleases, we have relied on outline tenure details supplied by the Company or its legal advisers.

We have relied on information provided by the Company in respect of the terms of occupational leases granted by the Company.

We have not undertaken investigations into the financial strength of the tenants. Unless we have become aware by general knowledge, or we have been specifically advised to the contrary we have made an Assumption that the tenants are financially in a position to meet their obligations. Unless otherwise advised we have also made an Assumption that there are no material arrears of rent or service charges, breaches of covenants, current or anticipated tenant disputes.

However, our valuations reflect the type of tenants actually in occupation or responsible for meeting lease commitments, or likely to be in occupation, and the market's general perception of their creditworthiness.

We have also made an Assumption that wherever rent reviews or lease renewals are pending or impending, with anticipated reversionary increases, all notices have been served validly within the appropriate time limits.

8.7 Information

We have made an Assumption that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within your and their collective knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

8.8 Properties valued as fully equipped operational entities having regard to trading potential

We have undertaken our valuations of certain of the Properties as fully equipped operational entities having regard to trading potential. In this connection, the Company has provided to us financial information including EBITDA and turnover information on a property by property basis. We have reviewed the trading accounts for current and previous years. We have relied on the financial information provided by the Company and have made an Assumption that it is full, up to date and correct. In addition, our valuations are based on an Assumption that existing licences, consents, registrations, permits and certificates can be renewed. Consumable stocks have been excluded from our valuations of these properties. Further, our valuations of these properties have been based on the Assumption that:

- The businesses will at all times be effectively and competently managed, operated and promoted.
- The businesses will be properly staffed, stocked and capitalised.

8.9 Building costs

In undertaking our existing use valuations in respect of certain of the Properties, we have considered the potential to convert the retail stores to a number of smaller units of retail accommodation. As part of this exercise, we have relied on general cost estimates for the conversion works provided by the Company's quantity surveyors, Gleeds, and have reflected these estimates in our valuations. We have assumed that these estimates reflect the approximate costs likely to be incurred in undertaking the works.

In carrying out this exercise, the Company's quantity surveyors have not received advice in respect of architectural, structural or engineering services requirements.

9 Valuation

9.1 Properties occupied by the Company – Existing Use Value

We are of the opinion that subject to the Assumptions and Special Assumption referred to in this Valuation Report, the aggregate of the Existing Use Values, as at 9 July 2004, of the freehold, heritable, leasehold and part freehold/part leasehold interests in the properties, is as follows:-

Freehold/Heritable	£1,844,940,000	One billion, eight hundred and forty-four million, nine hundred and forty thousand pounds
Long leasehold	£1,556,635,000	One billion, five hundred and fifty-six million, six hundred and thirty-five thousand pounds
Short leasehold	£36,390,000	Thirty-six million, three hundred and ninety thousand pounds
Sub total value	**£ 3,437,965,000**	**Three billion, four hundred and thirty-seven million, nine hundred and sixty-five thousand pounds**
Sub total Negative value	**(£30,495,000)**	**Negative Thirty million, four hundred and ninety-five thousand pounds**

The Existing Use Values assume vacant possession of those parts of the Properties that are occupied by the Company. It should be noted that certain of the above Existing Use Values include the Market Values of relatively small parts of certain of the Properties for which the greater part is valued on the basis of Existing Use Value.

A long leasehold interest is defined as one having more than a 50 years unexpired term.

9.2 Properties held as investments and properties surplus to the Company's requirements – Market Value

We are of the opinion that subject to the Assumptions in this Valuation Report, the aggregate of the Market Values, as at 9 July 2004, of the freehold, heritable, leasehold and part freehold/part leasehold interests in the properties, is as follows:-

Freehold/Heritable	£68,705,000	Sixty-eight million, seven hundred and five thousand pounds
Long leasehold	£90,250,000	Ninety million, two hundred and fifty thousand pounds
Sub total Value	**£158,955,000**	**One hundred and fifty-eight million, nine hundred and fifty-five thousand pounds**
Sub total Negative Value	**(£2,010,000)**	**Negative Two million and ten thousand pounds**

9.3 Apportionments of value for part freehold/part leasehold properties

As referred to in Section 6.7, the figures in Sections 9.1 and 9.2 include notional apportionments of value between the freehold and long leasehold elements of the mixed tenure properties. The figures attributed to these various elements within the mixed tenure properties as a result of the notional apportionments do not themselves represent the Existing Use Value or the Market Value of the individual elements of such properties.

10 Confidentiality and disclosure

The contents of this Valuation Report are for the sole benefit and use of the addressees including for use in connection with a potential offer for the Company. Consequently, and in accordance with current practice, no responsibility is accepted to any other party in respect of the whole or any part of the contents of this Valuation Report. Before this Valuation Report, or any part thereof, is reproduced or referred to, in any document, Circular or statement, and before its contents, or any part thereof, are disclosed orally or otherwise to a third party, DTZ's written approval as to the content, form and context of such publication or disclosure must first be obtained. Such publication or disclosure will not be permitted unless, where relevant, it incorporates the Special Assumption referred to herein. For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung Limited and/or DTZ Pieda Consulting Limited are referred to by name and whether or not the contents of our Valuation Report are combined with others.

Yours faithfully

G C RUSHMORE BSc FRICS
DIRECTOR
FOR AND ON BEHALF OF
DTZ DEBENHAM TIE LEUNG LIMITED

M WILLIAMS BSc MBA MRICS
DIRECTOR
FOR AND ON BEHALF OF
DTZ DEBENHAM TIE LEUNG LIMITED

C H SMITH MRICS
DIRECTOR
FOR AND ON BEHALF OF
DTZ DEBENHAM TIE LEUNG LIMITED